SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of: January 2005

                         Commission File Number 0-18939


                            CORAL GOLD RESOURCES LTD.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports 0under cover Form 20-F or Form 40-F.
                                       Form 20-F  [X]        Form 40-F  [ ]


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes   [ ]             No   [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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     On January 18, 2005,  Coral Gold Resources  Ltd.  issued the press released attached as Exhibit 99 regarding the results of a drilling program on the Robertson Property in Nevada, USA.

         Exhibit No.         Description
         -----------         -----------

              99             Press Release dated January 18, 2005 titled "Strong
                             Evidence the  Robertson   Property  has   Excellent
                             Potential for Expansion"

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       CORAL GOLD RESOURCES LTD.
                                                              (Registrant)




Date: January 18, 2005                                 /s/ David Wolfin
      ----------------                                 -------------------------
                                                       David Wolfin, Director

                                  Exhibit Index
                                  -------------


         Exhibit No.         Description
         -----------         -----------

              99             Press Release dated January 18, 2005 titled "Strong
                             Evidence  the  Robertson  Property  has   Excellent
                             Potential for Expansion"